UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 ______________________________________________
Medallion Financial Corp.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title and Class of Securities)
583928106
(CUSIP Number)
Kenneth Orr
KORR Acquisitions Group, Inc.
 Suite 305, 1400 Old Country Road
Westbury, NY 11590
(855) 567-7858
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
March 29, 2021
(Date of Event Which Requires Filing of Statement)
 ______________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: KORR Value, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,095,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,095,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,095,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.4% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1) Based on 25,039,969 shares of Common Stock of Medallion Financial Corp. (the “Issuer”) outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: KORR Acquisitions Group, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,095,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,095,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,095,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.4% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1) Based on 25,039,969 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: Kenneth Orr
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,095,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,095,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,095,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.4% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1) Based on 25,039,969 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: David Orr
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 72,000 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 72,000 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1) Includes 20,000 shares of Common Stock of the Issuer underlying listed call options as further described in Item 6 below.

(2) Based on 25,039,969 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: Jonathan Orr
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 87,990 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 87,990 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,990 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.4% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1) Includes 5,000 shares of Common Stock of the Issuer underlying listed call options as further described in Item 6 below.

(2) Based on 25,039,969 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Common Stock”) of Medallion Financial Corp. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 437 Madison Avenue, 38th Floor, New York, NY 10022.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	KORR Value, L.P. (“KORR Value”)

2.	KORR Acquisitions Group, Inc. (“KORR Acquisitions”)

3.	Kenneth Orr

4.	David Orr

5.	Jonathan Orr

Kenneth Orr is the only officer of KORR Acquisitions.  Other than Kenneth Orr, none of the directors of KORR Acquisitions beneficially own any securities of the Issuer.  The directors of KORR Acquisitions are:
Kenneth Orr – Director
Cori Orr – Director
Gary Podell – Director.
Each director of KORR Acquisitions is a United States citizen.
(b) The business address or address of its principal office, as applicable, of the Reporting Persons and the directors of KORR Acquisitions is:

c/o KORR Acquisitions Group, Inc.
1400 Old Country Road, Suite 305
Westbury, New York 11590

(c) Each of the Reporting Persons is engaged in the business of investing.  KORR Value’s principal business is investing in and holding securities.  The principal business of KORR Acquisitions is serving as the general partner of KORR Value. The principal business of Kenneth Orr is serving as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions and the entities it owns and controls.  In addition, Kenneth Orr is Chairman of Charge Enterprises, Inc. and Optimus Healthcare Services, Inc.  For purposes of the investment reported on this Schedule 13D, the principal business of each of David Orr and Jonathan Orr is an individual investor in securities.  In addition, David Orr is an analyst at an investment banking firm, and Jonathan Orr is in charge of development and acquisitions at a real estate development firm.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the directors of KORR Acquisitions has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1. KORR Value – Delaware

2. KORR Acquisitions – New York

3. Kenneth Orr – United States

4. David Orr – United States

5. Jonathan Orr – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,095,000 shares of Common Stock directly held by KORR Value reported herein was $4,268,310. Such shares of Common Stock directly held by KORR Value were purchased with the working capital of KORR Value.

The aggregate purchase price of the 52,000 shares of Common Stock and options to purchase 20,000 shares of Common Stock directly held by David Orr was $292,840.  Such shares of Common Stock and options to purchase shares of Common Stock were purchased with the personal funds of David Orr (including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 82,990 shares of Common Stock and options to purchase 5,000 shares of Common Stock directly held by Jonathan Orr was $240,793.  Such shares of Common Stock and options to purchase shares of Common Stock were purchased with the personal funds of Jonathan Orr.

All shares of Common Stock and options to purchase shares of Common Stock reported herein were purchased in open market transactions through brokers.

ITEM 4.	PURPOSE OF TRANSACTION

The shares of Common Stock and options to purchase shares of Common Stock directly held by the Reporting Persons reported herein were acquired for investment purposes in the belief that the shares of Common Stock are undervalued and represent an attractive investment opportunity.

KORR Value in February 2021 released a presentation regarding their proposals to remedy the Issuer's underperformance and maximize value for all shareholders.  Such presentation is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board") regarding the Reporting Persons’ proposals to remedy what the Reporting Persons see as the Issuer’s chronic underperformance and to enhance value for all shareholders.  The Reporting Persons have stated that they believe the Issuer should divest non-core assets, explore strategic alternatives for its taxi medallion assets, consider divesting from Medallion Capital, Inc., cut costs and improve its corporate governance, including by adding additional Board members with more relevant experience.  Further, the Reporting Persons have also encouraged the Issuer to change its name to align with its current business, conduct a share buyback, consolidate its office locations, reduce its headcount, and re-align senior management compensation to certain measureable performance metrics.  Such steps, the Reporting Persons believe, will allow the Issuer’s share price to truly reflect the intrinsic value of the Issuer’s business.
The Reporting Persons may engage with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based 25,039,969 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2021.

As the general partner of KORR Value, KORR Acquisitions may be deemed to exercise voting and investment power over the 1,095,000 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Kenneth Orr may be deemed to exercise voting and investment power over the 1,095,000 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares.

David Orr exercises voting and investment power over the 52,000 shares of Common Stock of the Issuer and the listed American-style call options to purchase 20,000 shares of Common Stock of the Issuer directly held by him.

Jonathan Orr exercises voting and investment power over the 82,990 shares of Common Stock of the Issuer and the listed American-style call options to purchase 5,000 shares of Common Stock of the Issuer directly held by him.

(c) Transactions by the Reporting Persons effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The limited partners of KORR Value have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of KORR Value in accordance with their respective limited partnership interests.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

David Orr purchased listed American-style call options referencing an aggregate of 20,000 shares of Common Stock of the Issuer, which have an exercise price of $2.50 per share of Common Stock and expire on August 20, 2021.

Jonathan Orr purchased listed American-style call options referencing an aggregate of 5,000 shares of Common Stock of the Issuer, which have an exercise price of $2.50 per share of Common Stock and expire on August 20, 2021.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	KORR Value, L.P. Presentation on Medallion Financial Corp.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 31, 2021

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
Name:	Kenneth Orr
Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
Name:	Kenneth Orr
Title:	Chief Executive Officer

By:	/s/ Kenneth Orr

By:	/s/ David Orr

By:	/s/ Jonathan Orr

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 30, 2021. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market.

KORR Value, L.P.

Date	Instrument Type	Quantity Purchased (Sold)	Price Paid
03/29/21	Common Stock	400	$7.02
03/29/21	Common Stock	600	$7.14
03/29/21	Common Stock	2,900	$7.12
03/29/21	Common Stock	2,900	$7.12
03/29/21	Common Stock	2,500	$7.13
03/29/21	Common Stock	1,000	$7.17
03/29/21	Common Stock	1,000	$7.19
03/29/21	Common Stock	500	$7.19
03/29/21	Common Stock	500	$7.20
03/29/21	Common Stock	500	$7.19
03/29/21	Common Stock	500	$7.21
03/29/21	Common Stock	634	$7.26
03/29/21	Common Stock	290	$7.27
03/29/21	Common Stock	500	$7.22
03/29/21	Common Stock	254	$7.22
03/29/21	Common Stock	446	$7.33
03/29/21	Common Stock	800	$7.34
03/29/21	Common Stock	300	$7.34
03/29/21	Common Stock	400	$7.35
03/26/21	Common Stock	1,000	$7.00
03/26/21	Common Stock	1,000	$7.02
03/26/21	Common Stock	2,500	$6.99
03/26/21	Common Stock	2,500	$7.03
03/26/21	Common Stock	2,196	$7.05
03/26/21	Common Stock	199	$7.05
03/25/21	Common Stock	4,605	$6.90
03/25/21	Common Stock	5,395	$6.97
03/25/21	Common Stock	1,783	$6.98
03/25/21	Common Stock	3,217	$6.99
03/25/21	Common Stock	129	$6.95

03/25/21	Common Stock	3,783	$6.99
03/25/21	Common Stock	1,088	$7.04
03/25/21	Common Stock	4,781	$7.00
03/24/21	Common Stock	110	$7.04
03/24/21	Common Stock	390	$7.08
03/24/21	Common Stock	500	$7.07
03/24/21	Common Stock	500	$7.07
03/24/21	Common Stock	500	$7.07
03/24/21	Common Stock	500	$7.07
03/24/21	Common Stock	500	$7.08
03/24/21	Common Stock	292	$7.10
03/24/21	Common Stock	87	$7.14
03/24/21	Common Stock	672	$7.13
03/24/21	Common Stock	400	$7.15
03/24/21	Common Stock	395	$7.14
03/24/21	Common Stock	600	$7.14
03/24/21	Common Stock	34	$7.15
03/24/21	Common Stock	900	$7.20
03/17/21	Common Stock	100	$7.70
03/16/21	Common Stock	100	$7.75
03/12/21	Common Stock	100	$7.74
03/12/21	Common Stock	100	$7.65
03/12/21	Common Stock	65	$7.46
03/12/21	Common Stock	100	$7.52
03/12/21	Common Stock	135	$7.52
03/12/21	Common Stock	508	$7.52
03/12/21	Common Stock	100	$7.61
03/12/21	Common Stock	100	$7.58
03/12/21	Common Stock	100	$7.67
03/12/21	Common Stock	400	$7.61
03/12/21	Common Stock	100	$7.62
03/12/21	Common Stock	320	$7.58
03/12/21	Common Stock	100	$7.67
03/12/21	Common Stock	300	$7.64
03/12/21	Common Stock	300	$7.64
03/12/21	Common Stock	100	$7.68
03/12/21	Common Stock	400	$7.65
03/12/21	Common Stock	300	$7.67
03/12/21	Common Stock	500	$7.59
03/12/21	Common Stock	300	$7.60
03/12/21	Common Stock	100	$7.69
03/12/21	Common Stock	500	$7.63

03/12/21	Common Stock	100	$7.67
03/12/21	Common Stock	200	$7.65
03/12/21	Common Stock	100	$7.69
03/12/21	Common Stock	1,000	$7.60
03/12/21	Common Stock	100	$7.70
03/10/21	Common Stock	(395)	$7.52
03/05/21	Common Stock	500	$6.68
03/05/21	Common Stock	500	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	900	$6.68
03/05/21	Common Stock	1,000	$6.68
03/05/21	Common Stock	1,000	$6.83
03/05/21	Common Stock	2,500	$6.68
03/05/21	Common Stock	4,121	$6.68
03/05/21	Common Stock	200	$6.83
03/03/21	Common Stock	2,400	$6.90
03/02/21	Common Stock	200	$6.97
03/02/21	Common Stock	300	$6.97
03/02/21	Common Stock	400	$6.99
03/02/21	Common Stock	500	$6.99
03/02/21	Common Stock	500	$7.00
03/02/21	Common Stock	500	$7.00
03/02/21	Common Stock	400	$7.00
02/26/21	Common Stock	100	$6.76
02/26/21	Common Stock	100	$6.80
02/26/21	Common Stock	100	$6.93
02/26/21	Common Stock	997	$6.87
02/26/21	Common Stock	100	$6.90
02/26/21	Common Stock	1,000	$6.86
02/26/21	Common Stock	1,000	$6.86
02/26/21	Common Stock	2,500	$6.87
02/26/21	Common Stock	800	$6.84
02/26/21	Common Stock	166	$6.88
02/26/21	Common Stock	2,000	$6.94
02/26/21	Common Stock	600	$6.96

02/25/21	Common Stock	1,600	$6.78
02/25/21	Common Stock	1,000	$6.80
02/25/21	Common Stock	1,000	$6.81
02/25/21	Common Stock	400	$6.90
02/25/21	Common Stock	500	$6.89
02/25/21	Common Stock	1,000	$6.83
02/25/21	Common Stock	500	$6.81
02/25/21	Common Stock	500	$6.81
02/25/21	Common Stock	500	$6.81
02/25/21	Common Stock	500	$6.80
02/25/21	Common Stock	1,000	$6.81
02/25/21	Common Stock	1,000	$6.80
02/25/21	Common Stock	2,500	$6.80
02/25/21	Common Stock	500	$6.80
02/25/21	Common Stock	100	$6.85
02/25/21	Common Stock	100	$6.91
02/23/21	Common Stock	100	$6.86
02/23/21	Common Stock	1,300	$6.82
02/23/21	Common Stock	200	$6.85
02/23/21	Common Stock	400	$6.84
02/23/21	Common Stock	500	$6.84
02/23/21	Common Stock	300	$6.90
02/23/21	Common Stock	3	$6.71
02/23/21	Common Stock	1,000	$6.79
02/23/21	Common Stock	500	$6.85
02/23/21	Common Stock	300	$6.89
02/22/21	Common Stock	600	$7.20
02/22/21	Common Stock	400	$7.08
02/22/21	Common Stock	500	$6.99
02/22/21	Common Stock	500	$6.98
02/22/21	Common Stock	1,500	$6.93
02/19/21	Common Stock	(926)	$7.35
02/19/21	Common Stock	(2,000)	$7.36
02/19/21	Common Stock	(2,100)	$7.40
02/19/21	Common Stock	(1,000)	$7.42
02/18/21	Common Stock	(1,274)	$7.31
02/18/21	Common Stock	(4,000)	$7.25
02/18/21	Common Stock	(300)	$7.25
02/17/21	Common Stock	100	$6.64
02/17/21	Common Stock	100	$6.72
02/17/21	Common Stock	500	$6.65

02/17/21	Common Stock	500	$6.70
02/17/21	Common Stock	200	$6.69
02/17/21	Common Stock	300	$6.69
02/17/21	Common Stock	300	$6.70
02/17/21	Common Stock	800	$6.72
02/17/21	Common Stock	1,000	$6.70
02/17/21	Common Stock	1,000	$6.82
02/17/21	Common Stock	100	$6.80
02/17/21	Common Stock	300	$6.81
02/17/21	Common Stock	300	$6.81
02/17/21	Common Stock	951	$6.87
02/17/21	Common Stock	100	$6.92
02/17/21	Common Stock	949	$6.87
02/17/21	Common Stock	100	$6.92
02/17/21	Common Stock	1,500	$6.87
02/17/21	Common Stock	400	$6.87
02/17/21	Common Stock	1,500	$6.76
02/17/21	Common Stock	100	$6.84
02/17/21	Common Stock	1,500	$6.76
02/17/21	Common Stock	100	$6.85
02/17/21	Common Stock	300	$6.74
02/17/21	Common Stock	100	$6.82
02/17/21	Common Stock	100	$6.86
02/17/21	Common Stock	2,500	$6.74
02/17/21	Common Stock	300	$6.82
02/17/21	Common Stock	5,000	$6.73
02/17/21	Common Stock	900	$6.73
02/17/21	Common Stock	1,000	$6.80
02/17/21	Common Stock	800	$6.83
02/17/21	Common Stock	1,000	$6.83
02/17/21	Common Stock	100	$7.33
02/17/21	Common Stock	100	$7.28
02/17/21	Common Stock	100	$7.27
02/17/21	Common Stock	100	$7.28
02/17/21	Common Stock	102	$7.09
02/17/21	Common Stock	200	$7.08
02/17/21	Common Stock	100	$7.23
02/12/21	Common Stock	472	$6.48
02/11/21	Common Stock	100	$6.55
02/11/21	Common Stock	500	$6.59
02/11/21	Common Stock	1,000	$6.43

02/11/21	Common Stock	130	$6.34
02/11/21	Common Stock	600	$6.41
02/11/21	Common Stock	200	$6.41
02/11/21	Common Stock	200	$6.42
02/11/21	Common Stock	798	$6.36
02/10/21	Common Stock	500	$6.51
02/10/21	Common Stock	600	$6.51
02/10/21	Common Stock	400	$6.51
02/10/21	Common Stock	100	$6.54
02/10/21	Common Stock	1,000	$6.45
02/10/21	Common Stock	200	$6.51
02/10/21	Common Stock	200	$6.51
02/10/21	Common Stock	300	$6.53
02/10/21	Common Stock	1,000	$6.48
02/10/21	Common Stock	500	$6.51
02/10/21	Common Stock	100	$6.54
02/10/21	Common Stock	200	$6.49
02/10/21	Common Stock	200	$6.50
02/09/21	Common Stock	500	$6.54
02/09/21	Common Stock	300	$6.54
02/09/21	Common Stock	500	$6.48
02/09/21	Common Stock	68	$6.45
02/09/21	Common Stock	2,000	$6.50
02/09/21	Common Stock	100	$6.49
02/09/21	Common Stock	100	$6.50
02/09/21	Common Stock	100	$6.50
02/09/21	Common Stock	100	$6.50
02/09/21	Common Stock	100	$6.50
02/09/21	Common Stock	200	$6.50
02/09/21	Common Stock	300	$6.51
02/09/21	Common Stock	200	$6.51
02/09/21	Common Stock	200	$6.51
02/09/21	Common Stock	300	$6.52
02/09/21	Common Stock	300	$6.52
02/09/21	Common Stock	200	$6.54
02/09/21	Common Stock	200	$6.55
02/09/21	Common Stock	100	$6.58
02/09/21	Common Stock	1,500	$6.60
02/09/21	Common Stock	900	$6.60
02/08/21	Common Stock	2,000	$6.54
02/08/21	Common Stock	500	$6.49

02/08/21	Common Stock	900	$6.49
02/08/21	Common Stock	2,100	$6.49
02/08/21	Common Stock	100	$6.55
02/08/21	Common Stock	400	$6.47
02/08/21	Common Stock	100	$6.57
02/08/21	Common Stock	200	$6.57
02/08/21	Common Stock	200	$6.56
02/08/21	Common Stock	200	$6.56
02/08/21	Common Stock	1,000	$6.57
02/08/21	Common Stock	300	$6.56
02/08/21	Common Stock	1,700	$6.57
02/08/21	Common Stock	2,000	$6.57
02/08/21	Common Stock	200	$6.52
02/08/21	Common Stock	130	$6.58
02/05/21	Common Stock	(500)	$6.87
02/05/21	Common Stock	5,000	$6.60
02/05/21	Common Stock	661	$6.63
02/05/21	Common Stock	500	$6.71
02/05/21	Common Stock	1,400	$6.67
02/05/21	Common Stock	1,639	$6.67
02/05/21	Common Stock	1,600	$6.67
02/05/21	Common Stock	2,500	$6.67
02/05/21	Common Stock	2,500	$6.67
02/05/21	Common Stock	3,000	$6.67
02/05/21	Common Stock	500	$6.70
02/04/21	Common Stock	140	$6.69
02/04/21	Common Stock	300	$6.70
02/04/21	Common Stock	231	$6.70
02/04/21	Common Stock	300	$6.70
02/04/21	Common Stock	100	$6.67
02/04/21	Common Stock	100	$6.73
02/04/21	Common Stock	91,800	$2.50
02/04/21	Common Stock	50,100	$2.50
02/03/21	Common Stock	100	$6.55
02/03/21	Common Stock	2,500	$6.49
02/03/21	Common Stock	200	$6.50
02/03/21	Common Stock	400	$6.50
02/03/21	Common Stock	300	$6.48
02/03/21	Common Stock	1,000	$6.51
02/03/21	Common Stock	1,000	$6.54
02/03/21	Common Stock	2,000	$6.53

02/03/21	Common Stock		1,700	$6.55
02/03/21	Common Stock		1,000	$6.62
02/03/21	Common Stock		1,500	$6.63
02/03/21	Common Stock		300	$6.64
02/02/21	Common Stock		200	$6.79
02/02/21	Common Stock		100	$6.75
02/02/21	Common Stock		500	$6.65
02/02/21	Common Stock		2,500	$6.60
02/02/21	Common Stock		130	$6.45
02/02/21	Common Stock		500	$6.54
02/02/21	Common Stock		800	$6.55
02/02/21	Common Stock		100	$6.67
02/02/21	Common Stock		63	$6.69
02/02/21	Common Stock		107	$6.69
01/29/21	Common Stock		500	$6.50
01/29/21	Common Stock		2,500	$6.50
01/29/21	Common Stock		200	$6.60
01/29/21	Common Stock		500	$6.62
01/29/21	Common Stock		500	$6.62
01/29/21	Common Stock		500	$6.62
01/29/21	Common Stock		400	$6.59
01/29/21	Common Stock		500	$6.59
01/29/21	Common Stock		1,000	$6.59
01/29/21	Common Stock		1,000	$6.59
01/29/21	Common Stock		300	$6.70
01/29/21	Common Stock		500	$6.63
01/29/21	Common Stock		300	$6.83
		David Orr
Date	Instrument Type		Quantity Purchased (Sold)	Price Paid
03/05/21	Common Stock		2,000	$6.70
02/26/21	Common Stock		4,900	$6.90
02/26/21	Common Stock		100	$6.88
02/26/21	Common Stock		3,000	$6.90
02/22/21	Common Stock		2,000	$6.92
02/16/21	Common Stock		2,690	$6.60
02/16/21	Common Stock		1,000	$6.65
02/12/21	Common Stock		10	$6.43
02/12/21	Common Stock		300	$6.43
02/02/21	Common Stock		1,000	$6.45
01/29/21	Common Stock		2,000	$6.63
		Jonathan Orr
Date	Instrument Type		Quantity Purchased (Sold)	Price Paid
02/09/21	Common Stock		100	$6.54
02/08/21	Common Stock		150	$6.51
02/08/21	Common Stock		100	$6.57
02/05/21	Common Stock		100	$6.70
02/05/21	Common Stock		40	$6.66
02/04/21	Common Stock		100	$6.70
02/04/21	Common Stock		100	$6.70
02/04/21	Common Stock		100	$6.70
02/04/21	Common Stock		100	$6.69
02/04/21	Common Stock		100	$6.71

 Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Medallion Financial Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 31st day of March, 2021.

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
Name:	Kenneth Orr
Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
Name:	Kenneth Orr
Title:	Chief Executive Officer

By:	/s/ Kenneth Orr

By:	/s/ David Orr

By:	/s/ Jonathan Orr